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                     U.S. SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                     FORM 4

                  STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
       Section 17(a) of the Public Utility Holding Company Act of 1935 or
               Section 30(f) of the Investment Company Act of 1940

[ ] Check this box if no longer subject of Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

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1. Name and Address of Reporting Person* (1)


Rosenwald                          Lindsay                 A.
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   (Last)                           (First)             (Middle)
Paramount Capital, Inc.
787 Seventh Avenue
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                                    (Street)

New York                             NY                  10019
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   (City)                           (State)              (Zip)


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2. Issuer Name and Ticker or Trading Symbol

Palatin Technologies, Inc. (PLTND)

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3. IRS or Social Security Number of Reporting Person (Voluntary)


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4. Statement for Month/Year

09/97
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5. If Amendment, Date of Original (Month/Year)


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6. Relationship of Reporting Person(s) to Issuer
   (Check all applicable)

   [   ]   Director                             [ X ]   10% Owner
   [   ]   Officer (give title below)           [   ]   Other (specify below)



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7. Individual or Joint/Group Filing (Check applicable line)

   [ X ] Form filed by one Reporting Person
   [   ] Form filed by more than one Reporting Person


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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Common Stock                          09/01/97       J(2)            21,458(4)    D     $6.00(4)                 I        by RAQ,
                                                                                                                          LLC (6)
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Common Stock                          09/01/97       J(3)            34,564(4)    D     (5)      358,245(4)      I        by RAQ,
                                                                                                                          LLC (6)
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* If the Form is filed by more than one Reporting Person, see Instruction
  4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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                                                                                                          9.        10.
                                                                                                          Number    Owner-
                                                                                                          of        ship
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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Explanation of Responses:

(1) Reporting person, Lindsay A. Rosenwald, M.D.: Dr. Rosenwald is the President and sole shareholder of Paramount Capital Asset Management, Inc. ("Paramount Capital"), the investment manager of the Aries Fund, A Cayman Islands Trust (the "Trust") and the general partner of Aries Domestic Fund, L.P. (the "Partnership"). The Trust and the Partnership each own shares of the Issuer, as reported separately on Forms 3, 4 and 5. Dr. Rosenwald and Paramount Capital disclaim beneficial ownership of the shares held by the Trust and the Partnership except to the extent of their pecuniary interest therein, if any.

(2) Transaction Code J, "other disposition:" 21,458 shares were transferred by RAQ, LLC as consideration pursuant to an Asset Purchase Agreement.

(3) Transaction Code J, "other disposition:" 34,564 shares were transferred by RAQ, LLC in consideration for certain services.

(4) Numbers of shares and per share transaction prices shown on this form reflect the issuer's one-for-four reverse split of common stock effected on September 5, 1997. The pre-split transaction numbers on September 1, 1997 were 85,834 shares at $1.50 per share, and 138,255 shares for the consideration stated in note (5) below.

(5) The consideration for the shares was certain services.

(6) Lindsay A. Rosenwald, M.D. is the sole shareholder of RAQ, LLC.


   /s/ Lindsay A. Rosenwald                             October 10, 1997
---------------------------------------------         -----------------------
      **Signature of Reporting Person                           Date


** Intentional misstatements or omissions of facts constitute Federal Criminal Violations. See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space provided is insufficient, see Instruction 6 for procedure.

       Alternatively,   this  Form  is  permitted  to  be  submitted  to  the
       Commission in electronic format at the option of the reporting person pursuant to rule 101(b)(4) of Regulation S-T.


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